Exhibit 99.1
QIAO XING MOBILE COMMUNICATION CO., LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 19, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Qiao Xing Mobile Communication Co., Ltd. (the “Company”), a British Virgin Islands company with limited liability, will be held at 10:00AM Beijing time on Friday, December 19, 2008, at the Company’s office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China, for the following purposes:
1.	To elect Zhi Yang Wu and Rui Lin Wu as Class I directors of the Company, each for a three-year term of office.

2.	To elect Zacky Sun and Xin Zhang as Class II directors of the Company, each for a two-year term of office.

3.	To elect Pei De Lou as a Class III director of the Company for a one-year term of office.

4.	To fix the number of directors of the Company at five persons.

5.	To authorize the board of directors to set remuneration of directors.

6.	To approve and adopt the Company’s annual report for the year ended December 31, 2007, including the audited financial statements, the auditors’ report and the directors’ report.

7.	To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.
You can find more information about each of these items in the attached proxy statement. Holders of record of ordinary shares at the close of business on November 10, 2008 will be entitled to attend and vote at the AGM. A shareholder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company.
Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible. Please refer to the enclosed proxy card for voting instructions. The enclosed proxy card shall arrive no later than 10:00AM Beijing time on December 16, 2008 to ensure your representation and the presence of a quorum at the AGM. If you send in your proxy card and then decide to attend the AGM to vote your shares in person, you may still do so, and in such event, your proxy will be deemed to be revoked.
Copies of this notice, the proxy statement and the Company’s annual report for the year ended December 31, 2007 are available on the Company’s website at http://www.qxmc.com.
By order of the Board of Directors,

Zhi Yang Wu
Chairman of the Board of Directors
November 17, 2008

QIAO XING MOBILE COMMUNICATION CO., LTD.
Proxy Statement
For Annual General Meeting of Shareholders
to be Held on December 19, 2008
General
This proxy statement is being furnished to holders of the ordinary shares (the “Shareholders” and each a “Shareholder” ) of Qiao Xing Mobile Communication Co., Ltd. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the annual general meeting of Shareholders (the “AGM”) to be held on Friday, December 19, 2008, at 10:00 AM Beijing time, at the Company’s office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People’s Republic of China, and at any adjournments or postponements thereof.
The specific proposals to be considered and acted upon at the AGM are summarized in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). Each proposal is described in more detail in this proxy statement.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on November 10, 2008 (the “Record Date”) are entitled to vote at the AGM. On the Record Date, 47,609,731 of the Company’s ordinary shares, without par value, were issued and outstanding. Two (2) Shareholders entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the AGM shall form a quorum.
Voting and Solicitation
Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the AGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.
When proxies are properly dated, executed, and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the Shareholder. If no specific instructions are given by such Shareholder, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by Shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
PROPOSALS 1, 2 AND 3
ELECTION OF CLASS I, CLASS II AND CLASS III DIRECTORS
Pursuant to Articles 38 and 39 of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “M&A”), directors of the Company shall be divided into three classes designated as Class I, Class II and Class III. At the first AGM, the Class I directors shall be elected for a three-year term of office, the Class II directors shall be elected for a two-year term of office, and the Class III directors shall be elected for a one-year term of office.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.
Proposal 1: to elect Zhi Yang Wu and Rui Lin Wu as Class I directors of the Company, each for a three-year term of office.
Each of the Class I directors to be elected will hold office for a three-year term or until such director’s successor is elected and is duly qualified. The names of the nominees, their respective ages as of June 26, 2008, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position
Zhi Yang Wu	34	Chairman and Director
Rui Lin Wu	55	Vice Chairman and Director

Mr. Zhi Yang Wu is the chairman of our board of directors. He joined our company in 2003. Mr. Wu’s additional roles include vice chairman of Qiao Xing Group Limited, vice chairman and board secretary of Qiao Xing Universal Telephone, Inc. (“Xing”), our parent company currently listed on the Nasdaq Global Market, and director of Huizhou Qiao Xing Communication Industry Ltd. (“QXCI”). He was general manager of QXCI from 1995 to 1999. Mr. Wu received a diploma in enterprise management from Huizhou University in China.
Mr. Rui Lin Wu is our vice chairman and is also the father of our chairman. Mr. Wu founded our parent company, Xing, and currently serves as its chairman and chief executive officer. Mr. Wu has over 17 years of experience in the telecommunications industry. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.
Proposal 2: to elect Zacky Sun and Xin Zhang as Class II directors of the Company, each for a two-year term of office.
Each of the Class II directors to be elected will hold office for a two-year term or until such director’s successor is elected and is duly qualified. The names of the nominees, their respective ages as of June 26, 2008, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position
Zacky Sun	45	Independent Director
Xin Zhang	43	Independent Director
Mr. Zacky Sun is our independent director. He joined our company in March 2007. From July 2004 to February 2007, Mr. Sun was a financial consultant to Intermost Corporation (OTCBB: IMOT). He also served as financial controller of the same company from February 2002 to March 2003. During the period from March 2003 to July 2004, he was the financial manager and executive director of Kanhan Technologies Group Limited, a Hong Kong publicly listed company. From July 2000 to February 2002, Mr. Sun served as director of Voice Services Department at Far East Gateway Limited. From March 1999 to July 2000, he worked for Man Sang Holdings, Inc. (AMEX: MHJ) and its affiliated companies in various roles as group financial controller, chief financial officer and vice president. From December 1997 to February 1999, Mr. Sun was financial controller at CCT Communications Group Limited. From May 1995 to July 1999, he held several positions, including financial controller, acting general manager and financial controller, at Synergy Power Corporation Pty Ltd, an Australia-based power company. Mr. Sun holds a B.S. degree from University College of Wales, Aberystwyth in England. He is a certified public accountant in Hong Kong.
Dr. Xin Zhang is our independent director. He joined our company in February 2008. Dr. Zhang is the chairman and chief executive officer of Sinocro Partners, a merchant bank specializing in investment and advisory services related to the PRC. Before founding Sinocro Partners, Dr. Zhang was the CEO of Chipscreen Bioscience, or Chipscreen. Chipscreen was

recognized as one of the ten most potential biotech and pharmaceutical company in China. China Medicine Economic News recognized Dr. Zhang as one of “China’s New Strength, Top Individuals of China Pharmaceutical Industry” in 2003. Prior to joining Chipscreen, Dr. Zhang was the managing director at Delirium, a global strategic consulting company in New York, Hong Kong and China. Dr. Zhang also had work experience in KPMG and Credit Suisse First Boston. Dr. Zhang received his Ph.D. from University of Pennsylvania, M.D. from Tianjin Medical University and MBA from the University of Chicago with a concentration in Finance and Accounting.
Proposal 3: to elect Pei De Lou as Class III director of the Company for a one-year term of office.
The Class III director to be elected will hold office for a one-year term or until such director’s successor is elected and is duly qualified. The name of the nominee, his age as of June 26, 2008, the principal position currently held by him and his biography is as follows:

Name	Age	Position
Pei De Lou	46	Independent Director
Professor Pei De Lou is our independent director. He joined our company in March 2007 and has been a professor of telecom engineering at Beijing University of Posts and Telecommunications since July 2001. His other current positions include executive secretary of the China Mobile Communications Association, chairman of the Multimedia Communication Broadcasting Standardization Technology Committee under the China Association for Standardization, independent director of Xinzhi Sci & Tech Co., Ltd, a PRC listed company, and chief scientist of Wireless China Network Technology Co., Ltd., where he also served as chief executive officer from May 2005 to February 2007. From December 2002 to May 2005, Professor Lou was general manager of Yunnan Golden Horizon Mobile Communication Technology Co., Ltd. From July 2001 to December 2002, he was general manager of ZT Chinacom Mobile Communication R&D Co., Ltd. From March 1998 to July 2001, Professor Lou was section chief of the Administrative Department of Electronic Information Products of the Ministry of Industry and Information, where he was in charge of the first national fund for mobile handset research and development. Professor Lou has received the National Invention Award (1993) and the Gold Prize at the 8th National Invention Show in China. Professor Lou holds a Ph.D. degree from the University of Electronic Science and Technology of China.
Each of the Class I, Class II and Class III director nominees will be elected as directors of the Company by an affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM.
With respect to Proposals 1, 2 and 3, the Board recommends that the Shareholders vote FOR the election of each of the Class I, Class II and Class III director nominees named above.

PROPOSAL 4
FIXING THE NUMBER OF DIRECTORS
Pursuant to Article 38 of the M&A of the Company, the number of directors shall be fixed by the first director or directors of the Company, and thereafter by an ordinary resolution of Shareholders. We now propose to fix the number of directors of the Company at five persons. The nomination of each director for election is provided in Proposals 1, 2 and 3 above.
The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM will be required to approve this proposal.
With respect to Proposal 4, the Board recommends that the Shareholders vote FOR the proposal to fix the number of directors at five persons.
PROPOSAL 5
AUTHORIZING THE BOARD TO SET REMUNERATION OF DIRECTORS
Pursuant to Article 43 of the M&A of the Company, with the prior or subsequent approval by an ordinary resolution of Shareholders, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. The Shareholders are being asked to authorize the Board to set remuneration of directors.
The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to authorize the Board to set remuneration of directors.
With respect to Proposal 5, the Board recommends that the Shareholders vote FOR the proposal to authorize the Board to set remuneration of directors.
PROPOSAL 6
APPROVING AND ADOPTING
2007 ANNUAL REPORT, INCLUDING THE AUDITED FINANCIAL STATEMENTS, THE
AUDITORS’ REPORT AND THE DIRECTORS’ REPORT
Pursuant to Articles 64, 65, 66 and 68 of the M&A, the Company shall serve on the Shareholders copies of an annual report containing audited financial statements of the Company and its subsidiaries as well a report of the auditors.

KPMG, an independent registered public accounting firm, has audited the Company’s financial statements as of and for the year ended December 31, 2007 and has provided its report thereon. The audit committee of the Company has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2007 with management and the independent auditors.
The Shareholders are being asked to approve and adopt the annual report for the year ended December 31, 2007 of the Company on Form 20-F (the “2007 Annual Report”), including the audited financial statements, the auditors’ report and the directors’ report (in the form of Information on the Company and Operating and Financial Review and Prospects), each contained therein. The Company’s 2007 Annual Report, including the audited financial statements, is available on the Company’s website at http://www.qxmc.com.
The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to approve and adopt the Company’s 2007 Annual Report, including the audited financial statements, the auditors’ report and the directors’ report.
With respect to Proposal 6, the Board recommends that the Shareholders vote FOR the proposal to approve and adopt the Company’s 2007 Annual Report, including the audited financial statements, the auditors’ report and the directors’ report.
OTHER MATTERS
The Board knows of no other business that will be presented at the AGM. If any other business is properly brought before the AGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.
By Order of the Board of Directors,

Zhi Yang Wu

Chairman of the Board of Directors
November 17, 2008

QIAO XING MOBILE
COMMUNICATION CO., LTD.

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

[X]

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 4 – 6.

		For	Withhold		For	Withhold
1. Election of Directors each to serve as a Class I director of the Company for a three-year term of office.	01 - Zhi Yang Wu	[ ]	[ ]	02 - Rui Lin Wu	[ ]	[ ]
2. Election of Directors each to serve as a Class II director of the Company for a two-year term of office.	01 - Zacky Sun	[ ]	[ ]	02 - Xin Zhang	[ ]	[ ]
3. Election of Director to serve as a Class III director of the Company for a one-year term of office.	01 - Pei De Lou	[ ]	[ ]			

B Non-Voting Items

Change of Address — Please print your new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. If a corporation, please sign in full corporate name, by duly authorized representative. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 - Please keep signature within the box.	Signature 2 - Please keep signature within the box.

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy – QIAO XING MOBILE COMMUNICATION CO., LTD.

Zhi Yang Wu and David Li, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Qiao Xing Mobile Communication Co., Ltd. (the "Company") to be held at 10:00 AM Beijing time on Friday, December 19, 2008, at the Company's office at 16th Floor CEC Building, 6 Zhongguancun South Street, Beijing 100086, People's Republic of China, or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated with respect to any proposal specified herein, the proxies will have authority to vote FOR such proposal.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

(Items to be voted appear on reverse side.)